UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 05, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 05 August 2024 entitled ‘Major Shareholding Notification’.

5 August 2024

VODAFONE GROUP PLC ('the Company')

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

Other

Comments

Passive change due to the reduction of shares in issue, due to a share buyback program

3. Details of person subject to the notification obligation

Name

Liberty Global Ltd.

City of registered office (if applicable)

Hamilton

Country of registered office (if applicable)

Bermuda

Name	City of registered office	Country of registered office
Liberty Global Ltd	Hamilton	Bermuda

4. Details of the shareholder

Name	City of registered office	Country of registered office
Liberty Global Europe Holding B.V.	Schiphol-Rijk	Netherlands

5. Date on which the threshold was crossed or reached

01-Aug-2024

6. Date on which Issuer notified

02-Aug-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.357100	4.661200	5.018300	1335000000
Position of previous notification (if applicable)	0.000000	4.920000	4.920000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	95000000		0.357100
Sub Total 8.A	95000000		0.357100%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
RIGHT TO RECEIVE OR RECALL SHARES	N/A	N/A	1240000000	4.661200
Sub Total 8.B1			1240000000	4.661200%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Liberty Global Ltd	Liberty Global Holdings Limited (formerly Liberty Global plc)
Liberty Global Ltd	Liberty Global Broadband I Limited
Liberty Global Ltd	Liberty Global Holding B.V.
Liberty Global Ltd	Liberty Global Europe Holding B.V.			5.018300%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Due to an intra-group reorganisation, Liberty Global Ltd is now the ultimate controlling person of the Liberty Global group.

12. Date of Completion

02-Aug-2024

13. Place Of Completion

London

-ends-

For more information, please contact:

Investor Relations                                      Media Relations

Investors.vodafone.com                                           Vodafone.com/media/contact
ir@vodafone.co.uk                                                   GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 05, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary